Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Common Shares

of

NXP SEMICONDUCTORS N.V.

at

$110.00 per share

Pursuant to the Offer to Purchase

dated November 18, 2016

by

QUALCOMM RIVER HOLDINGS B.V.

an indirect, wholly-owned subsidiary of

QUALCOMM INCORPORATED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 6, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

November 18, 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Qualcomm River Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Qualcomm” or “Parent”), to act as Information Agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all outstanding common shares, par value €0.20 per share (the “Shares”), of NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“NXP”), at a purchase price of $110.00 per Share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November18, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is not subject to a financing condition. Certain conditions to the Offer are described in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Solicitation/Recommendation Statement on Schedule 14D-9 of NXP;

3.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

4.	A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) by
5:00 p.m., New York City time, on February 6, 2017 (the “Expiration Time,” unless the Offer is extended in accordance with the Purchase Agreement (as defined below), in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire) or if the procedure for book-entry transfer cannot be completed by the Expiration Time;

5.	A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.	A return envelope addressed to the “Depositary for your use only.”

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on February 6, 2017, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to a Purchase Agreement, dated as of October 27, 2016 (as it may be amended from time to time, the “Purchase Agreement”), by and between Purchaser and NXP. Unless the Offer is earlier terminated, the Offer will expire at the Expiration Time. The Purchase Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will, at or as promptly as practicable following the Expiration Time (but in any event within two business days of the Expiration Time), accept for payment and, at or as promptly as practicable following the time of acceptance of Shares for payment (the “Acceptance Time”) (but in any event within three business days of the Acceptance Time), pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Offer Closing”). It is expected that following the Offer Closing, the listing of the Shares on the NASDAQ Global Select Market will be terminated, NXP will no longer be a publicly traded company, and the Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), resulting in the cessation of NXP’s reporting obligations with respect to the Shares with the United States Securities and Exchange Commission.

Following the Acceptance Time in accordance with the Purchase Agreement, Purchaser will provide for a subsequent offering period of at least 10 business days in accordance with Rule 14d-11 under the Exchange Act (the “Subsequent Offering Period”). In the event that prior to the expiration of the Subsequent Offering Period, Purchaser elects to effectuate the Asset Sale (as defined below) and, following such Asset Sale, the Second Step Transaction and the Second Step Distribution (each as defined below), on the one hand, or the Asset Sale and the Compulsory Acquisition (as defined below), on the other hand, Purchaser will extend the Subsequent Offering Period for at least five business days. Under no circumstances will interest be paid on the Offer Consideration paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for Shares.

As promptly as practicable following the closing of the Subsequent Offering Period, Purchaser intends to complete a corporate reorganization of NXP and its subsidiaries (the “Post-Closing Reorganization”). The Post-Closing Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of NXP’s business operations from and after the consummation of the Post-Closing Reorganization and (b) any NXP shareholders who do not tender their Shares pursuant to the Offer (or during the Subsequent Offering Period) are offered or receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period), without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) (provided, however, that in the Compulsory Acquisition, while Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court (as defined below) has sole discretion to determine the price to be paid for the Shares, which may be greater, equal to or less than the Offer Consideration), with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders. As a result of the Post-Closing Reorganization, NXP will either be liquidated or become wholly owned by Purchaser.

Purchaser intends to, or intends to cause its designee to, subject to the approval of the Asset Sale Resolutions (as defined below) by the NXP shareholders at the EGM (as defined below), (a) initiate the Post-

Closing Reorganization by means of a sale of all or substantially all of the assets of NXP to, and the transfer to or assumption of all or substantially all the liabilities of NXP by, Purchaser or its designee (the “Asset Sale”) and (b) following the consummation of the Asset Sale, depending on the percentage of the outstanding Shares held by Purchaser and its affiliates as of the closing of the Subsequent Offering Period, complete the Post-Closing Reorganization by either the Second Step Transaction or the Compulsory Acquisition.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period), together with the Shares then owned by Purchaser and its affiliates, represents fewer than 95% but at least 80% of the then outstanding Shares, the consideration paid by Purchaser to NXP in the Asset Sale would be a combination of cash (in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by non-tendering NXP shareholders as of the expiration of the Subsequent Offering Period) and a note payable (in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares held by Purchaser and its affiliates as of the expiration of the Subsequent Offering Period) and, upon consummation of the Asset Sale, (a) NXP will hold only the cash and the note received in the Asset Sale, (b) Purchaser would own all of NXP’s business operations and would be the principal shareholder in NXP and (c) the non-tendering NXP shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Purchaser would then complete the Post-Closing Reorganization by causing NXP to be dissolved and liquidated in accordance with applicable Dutch procedures (the “Second Step Transaction”), with Purchaser providing an indemnity or guarantee to the liquidator for any deficit in the estate of NXP to enable the liquidator to make an advance liquidation distribution in cash (the “Second Step Distribution”) to each non-tendering NXP shareholder in an amount equal to the Offer Consideration, without interest and less applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) or other taxes, for each Share then owned.

The applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) and other taxes, if any, imposed on NXP shareholders in respect of the Second Step Distribution may be different from, and greater than, the taxes imposed upon such NXP shareholders had they tendered their Shares pursuant to the Offer (or during the Subsequent Offering Period) or if their Shares had been acquired by Purchaser in the Compulsory Acquisition.

If the number of Shares tendered pursuant to the Offer and not properly withdrawn (including Shares validly tendered during the Subsequent Offering Period), together with the Shares then owned by Purchaser and its affiliates, represents fewer than 100% but at least 95% of the then outstanding Shares (the “Compulsory Acquisition Threshold”), the consideration paid by Purchaser to NXP in the Asset Sale would be a note payable in an aggregate amount equal to the Offer Consideration multiplied by the total number of Shares outstanding as of the expiration of the Subsequent Offering Period and, upon consummation of the Asset Sale, (a) NXP will hold only the note received in the Asset Sale, (b) Purchaser would own all of NXP’s business operations and would be the principal shareholder in NXP and (c) the non-tendering NXP shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares then outstanding. Purchaser would then complete the Post-Closing Reorganization by commencing a statutory proceeding before the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (Gerechtshof Amsterdam) (the “Dutch Court”) for the compulsory acquisition (uitkoopprocedure) (the “Compulsory Acquisition”) of Shares held by non-tendering NXP shareholders in accordance with Section 2:92a or Section 2:201a of the Dutch Civil Code. While Purchaser will request, and it is expected that, the per Share price paid in the Compulsory Acquisition be equal to the Offer Consideration, the Dutch Court has sole discretion to determine the per Share price, which may be greater, equal to or less than the Offer Consideration (with such price being increased by the statutory interest rate applicable in The Netherlands (currently two percent per annum) for the period beginning on the date the number of Shares owned by Purchaser and its affiliates represents at least 95% of the then outstanding Shares and ending on the date Purchaser pays for the Shares then owned by the non-tendering NXP shareholders). Upon execution (tenuitvoerlegging) of the Dutch Court’s ruling in the Compulsory Acquisition, each non-tendering NXP shareholder will receive the Dutch Court-determined per Share price and Purchaser will become the sole shareholder of NXP.

After careful consideration, the board of directors (bestuur) of NXP (the “NXP Board”) unanimously (a) determined that the Purchase Agreement and the transactions contemplated thereby (other than certain transactions that could take place after the completion of the Offer and, in accordance with the terms of the Purchase Agreement, would require the prior consent of NXP or the Independent Directors (as defined in the Offer to Purchase) (the “Designated Post-Offer Transactions”)) are in the best interests of NXP, its business and its shareholders, employees and other relevant stakeholders and (b) approved and adopted the Purchase Agreement and approved the transactions contemplated thereby (other than the Designated Post-Offer Transactions).

The NXP Board unanimously recommends that NXP shareholders accept the Offer and tender their Shares in the Offer. Furthermore, the NXP Board unanimously recommends that you vote “for” each of the items that contemplate a vote of NXP shareholders at the extraordinary general meeting of NXP shareholders scheduled to be held on January 27, 2017 at 1:30 p.m., Central European Time, at the corporate office of NXP, High Tech Campus 60, 5656 AG Eindhoven, The Netherlands (the “EGM”). At the EGM, NXP shareholders will be requested to vote on (1) the Asset Sale and the Second Step Transaction (collectively, the “Asset Sale Resolutions”), (2) the appointment of the liquidator following the consummation of the Asset Sale and subject to the Compulsory Acquisition Threshold not having been achieved, (3) the appointment of directors designated by Purchaser to the NXP Board and (4) other matters contemplated by the Purchase Agreement.

A more complete description of the NXP Board’s reasons for authorizing and approving the Purchase Agreement and the transactions contemplated thereby, including the Offer, the Asset Sale and the Post-Closing Reorganization, is set forth in NXP’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being furnished to NXP shareholders in connection with the Offer.

In order for a shareholder to validly tender Shares pursuant to the Offer, either (a) confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Depositary Trust Company pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase) in lieu of a Letter of Transmittal and any other documents required by the Letter of Transmittal must be received by the Depositary at its addresses set forth on the back cover of the Offer to Purchase, or (b) the tendering shareholder must comply with the guaranteed delivery procedures described in the Offer to Purchase. No alternative, conditional or contingent tenders will be accepted. Shares tendered by the Notice of Guaranteed Delivery will be excluded from the calculation of the Minimum Condition (as defined in the Offer to Purchase), unless such Shares and other required documents are received by the Depositary by the Expiration Time.

Except as set forth in the Offer to Purchase, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and to the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and brokers may call collect: (212) 750-5833